So 2/25/04

04002317

SECURITIES ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 19 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 12680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 406
(No. and Street)

Riverton (City) NJ (State) 08077-0406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Paglione
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) Princeton (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Paglione, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

NOTARIAL SEAL
DEBORAH A. CELLICH, Notary Public
Tinicum Twp., Delaware County
My Commission Expires October 21, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

BCG SECURITIES, INC.
CONTENTS TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
BCG Securities, Inc.:

We have audited the accompanying statements of financial condition of BCG Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

January 29, 2004

BCG SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and Cash Equivalents	$ 155,545	$ 65,419
Restricted Cash	20,003	20,000
Commissions Receivable, Net of Allowance of $-0-	49,606	46,360
Prepaid Expenses	602	507
Total Current Assets	225,756	132,286
Other Assets	3,212	3,212
TOTAL ASSETS	$ 228,968	$ 135,498

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Liabilities:		
Accounts payable and accrued expenses	$ 99,879	$ 26,158
Due to related parties	40,050	44,257
Total Liabilities	139,929	70,415
Stockholders' Equity:		
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500	27,500
Additional paid-in capital	77,200	77,200
Retained earnings	251,239	227,283
	355,939	331,983
Less: 92,000 shares of treasury stock at cost	(266,900)	(266,900)
Total Stockholders' Equity	89,039	65,083
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 228,968	$ 135,498

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Revenues:				
Commission - investment funds	$	1,173,575	$	1,128,503
Commission - insurance		17,125		23,415
Interest		8,775		10,444
Miscellaneous		10,821		8,321
Total Revenues		1,210,296		1,170,683
Costs and Expenses:				
Commissions		600,811		594,008
Salaries and wages		350,969		307,809
Payroll and other taxes		49,267		48,674
Rent		14,025		42,232
Advertising		4,406		--
Equipment rent		4,436		9,225
Insurance		18,019		26,281
Automotive		955		1,270
Office		13,207		11,891
Professional fees		34,135		34,866
Postage		3,410		7,593
Regulatory fees		32,964		15,868
Repairs and maintenance		399		123
Seminars and training		4,358		2,840
Subscriptions and dues		13,961		12,417
Printing		682		2,065
Telephone		7,271		8,980
Travel and entertainment		8,959		9,920
Utilities		4,032		9,005
Scanning expense		6,012		4,801
Employee benefits		3,057		3,400
Moving		--		2,560
Contributions		600		--
Miscellaneous		10,405		727
Total Costs and Expenses		1,186,340		1,156,555
Net Income	$	23,956	$	14,128

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2002	$ 27,500	$ 77,200	$ 213,155	$ (266,900)	$ 50,955
Net Income	--	--	14,128	--	14,128
Balance, December 31, 2002	27,500	77,200	227,283	(266,900)	65,083
Net Income	--	--	23,956	--	23,956
Balance December 31, 2003	$ 27,500	$ 77,200	$ 251,239	$ (266,900)	$ 89,039

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net income	$ 23,956	$ 14,128
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Commissions receivable	(3,246)	22,339
Prepaid expenses	(95)	1,822
Other assets	--	(1,795)
Accounts payable and accrued expenses	73,721	(23,392)
Due to related parties	(4,207)	183
Net Cash Provided by Operating Activities	90,129	13,285
Cash Flows from Investing Activities:		
Increase in restricted cash	(3)	--
Net Increase in Cash and Cash Equivalents	90,126	13,285
Cash and Cash Equivalents, at Beginning of Year	65,419	52,134
Cash and Cash Equivalents, at End of Year	$ 155,545	$ 65,419

The Notes to Financial Statements are an integral of these statements.

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

BCG Securities, Inc. was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

The Company brokers securities transactions, for investment mutual funds for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies located in the Northeast.

B. Commissions Receivable

Commissions receivable are uncollateralized trade obligations due under normal trade terms requiring payment within 30 days of trade date. Commissions receivable balances with invoices dated over 30 days old are considered delinquent. Unpaid balances do not bear interest. Commissions receivable are stated at the amount invoiced. Payments of commissions receivable are allocated to the specific invoices identified on the remittance advice.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 30 days from invoice date and based on an assessment of current creditworthiness estimates the portion, if any, of the balance that will not be collected.

The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2003 and 2002, respectively.

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

E. Revenue Recognition

Revenue is recognized by the Company when earned. Certain commission revenue amounts, relating to current fiscal year end are remitted after fiscal year end. The amounts to be received are not known until received. It is the Company's policy to recognize such revenue transactions, relating to current fiscal year, within 15 days after fiscal year end. Any later remittances will be recognized in the subsequent period.

F. Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Note 1 - Summary of Significant Accounting Policies (Cont'd):

G. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising costs expensed for the years ended December 31, 2003 and 2002 amounted to $4,406 and $-0-, respectively.

H. Business Concentrations

The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

I. Income Taxes

The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations, and the financial statements will not include a provision for income taxes.

Note 2 - Restricted Cash:

The Company maintains a depository account with its clearing broker, First Clearing Corporation, in the amount of $20,003 and $20,000 at December 31, 2003 and 2002, respectively, pursuant to its clearing agreement.

Note 3 - Related Party Transactions:

The Company has entered into an agreement with its affiliated companies that provides for an allocation of shared expenses. During 2003, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building for 11 months (10%). For one month certain expenses were allocated based on one of the following: square footage (10%), ratio of employees (6%) or specifically identified. During 2002, the Company's obligation was determined by its occupation of square footage compared to the entire square footage of the building, the Company occupied 25% of a building for 8 months and 10% of a building for 4 months. Substantially all expenses in the statements of income for the years ended 2003 and 2002 were advanced by a related affiliate. Expenses directly allocated in the statement of income for the years ended 2003 and 2002 include commissions, salaries and wages, payroll and other taxes, regulatory fees, professional fees, dues and subscriptions, postage, travel, and auto expenses. Lease commitments for equipment and building are in the Company's parent's name. The equipment commitments expire from January 2007 thru November 2007. The building commitment expires October 2010.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2003, the Company had net capital of $84,532, which was $75,204 in excess of its required minimum net capital of $9,329. Also, at December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.7 to 1.0.

Note 5 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 6 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2003 and 2002, the Company had no significant concentration of credit risk.

Note 7 - Employee Benefit Plan:

The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2003 and 2002 was $3,057 and $3,400, respectively.

BCG SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Total Stockholder's Equity	$	89,039
Deductions:		
Nonallowable assets:		
Prepaid expenses		602
Other assets		3,212
Haircut on investment in money market fund		693
Total Deductions		4,507
Net Capital	$	84,532
Aggregate Indebtedness	$	139,929
Minimum Net Capital Required	$	9,329
Net Capital Over Minimum Requirement	$	75,203

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2003:

Net Capital as Reported in Company's December 31, 2003, FOCUS Reports	$	131,310
Audit Adjustments:		
Adjustment to related party regarding shared expenses		(25,202)
Adjustment to increase accrued expense		(21,576)
Net Capital, as Stated Above	$	84,532

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
BCG Securities, Inc.:

In planning and performing our audits of the financial statements of BCG Securities, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolfson Smith + Brown, PC

January 29, 2004